United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	8

VALE S.A.

Public Company

CNPJ / MF 33.592.510 / 0001-54

NOTICE TO SHAREHOLDERS

Opening of Term for the Voluntary Conversion of Preferred Shares into Common Shares

We hereby inform the Shareholders and the market in general that, at the General Extraordinary Shareholders’ Meeting of Vale SA (“Vale” or “the Company”), held today (“ESM”), the Company’s corporate governance restructuring proposal was approved, as presented by Valepar SA on behalf of its shareholders Litel Participações SA, Litela Participações SA, Bradespar SA, Mitsui & Co., Ltd. and BNDES Participações SA - BNDESPAR, with the purpose of enabling Vale’s listing in the special segment of the B3 SA (“B3”) ( Brazil, Stock Exchange, Over-the-Counter), known as the New Market and transform it into a company without defined control (“Proposal”), as per the Relevant Facts disclosed by Vale on 20.02.2017 and 05.06.2017.

The conversion period commences on June 28, 2017 and ends on August 11, 2017, subject to the hours and procedures of each institution, (“Conversion Period”), during which the holders of class “A” preferred shares issued by the Company may, if they so wish, request the conversion of their preferred shares into common shares, in the proportion of 0.9342 common share for each preferred share held, which is one of the required, interdependent steps of the restructuring operation approved in the ESM (“Voluntary Conversion”). The implementation of the Voluntary Conversion and, consequently, of the other stages of the transaction which are the object of the Proposal, is subject to the adhesion of at least 54.09% (fifty-four point zero nine per cent) of class “A” preferred shares (excluding shares in treasury), (“Condition of Conversion”).

Holders of American Depositary Shares backed by Vale’s class “A” preferred shares (“Preferred ADSs”) may join the Voluntary Conversion, in which case they will receive American Depositary Shares backed by Vale common shares (“Common ADSs”), under the same conditions offered to holders of class “A” preferred shares, ie 0.9342 Common ADS for each Preferred ADS (“Exchange Offer”). The Exchange Offer begins on June 28, 2017 and is scheduled to close at 5pm, New York City time (6pm Rio de Janeiro time) on August 11th, 2017, while Banco Bradesco SA (“Bradesco”), custodian of the shares for the purposes of Vale’s Preferred ADSs Program, will effect the instruction for conversion  to B3 on August 11th, 2017, after the operational procedures necessary to calculate the result of the intentions to participate in the Exchange Offer .

Class “A” preferred shares and Preferred ADS’s whose holders do not take up the offer of  Voluntary Conversion will not have their rights affected, with their shares remaining outstanding.

Procedures for the Voluntary Conversion of class “A” preferred shares:

(i) holders of class “A” preferred shares deposited in B3 who wish to convert their preferred shares into common shares must, during the Conversion Period, contact their custodian agents (brokers, home brokers) in sufficient time to take the necessary steps for the conversion of their shares, observing the rules and operational procedures of B3; and

(ii) holders of class “A” preferred shares registered with Bradesco, the depositary institution for the Company’s book-entry shares, who wish to convert their preferred shares into common shares, must, during the Conversion Period, appear at one of Bradesco’s branches and sign the respective conversion form available at such agencies, and must present the following documents: (1) Individual: Personal Identity Card / Individual Tax Number Registration (“CPF”) or Driver’s License (“CNH”); (2) Legal Entity: Corporate documentation granting legal power of representation and Personal Identity Card/Individual Taxpayer Registration (“CPF”) or Driver’s License (“CNH”).

In the case of shareholders holding B3 Equity Loan (“BTC”) positions, as a result of an equity loan agreement, the conversion of shares will be carried out in accordance with B3 operating procedures and rules. The Company recommends that investors who have active transactions in BTC involving class “A” preferred shares issued by the Company inform themselves with their custodian agents regarding the treatment that will be given to class “A” preferred shares subject to such loan agreements.

Procedures for the Exchange of ADS’s (ADR):

The Exchange Offer is subject to the terms and conditions set forth in the Offer to Convert dated 28.06.2017 (“Offer to Convert”), which includes a description of the procedures to be followed by registered holders and beneficiaries of Preferred ADS’s who wish to participate in the Exchange Offer. The Offer to Convert will be filed with the Securities and Exchange Commission of the United States as an annex to a Vale SCHEDULE TO, and copies of the Offer to Convert and other relevant documents will be (i) sent to the registered holders of Preferred ADS’s and holders resident in the United States of preferred shares whose names are listed in the shareholder list maintained by the B3 Central Depository and (ii) provided to brokers and other securities intermediaries who are listed as participants in the securities listing of the Depository Trust Company, the clearing agency for the Preferred ADS’s, in their capacity as holders of Preferred ADS’s, on this date, for subsequent transmission to the beneficiaries of Preferred ADS’s. The Company requests that holders of Preferred ADS’s read carefully the Offer to Convert and other materials related to the Exchange Offer before making any decision about the Exchange Offer, as such documents contain important information about the Exchange Offer.

Copies of the Offer to Convert and other relevant documents may be obtained free of charge from Morrow Sodali LLC, the United States information agent for the Exchange Offer, at the following telephone numbers and e-mail address:

•                  Calls from the United States of America: (800) 662-5200

•                  Calls ROM outside the United States of America: (203) 658-9400

•                  E-mail: ELEC.info@morrowsodali.com

Acceptance, Conversion of Shares and Estimated Schedule:

After the end of the Conversion Period and the calculation of the number of conversion requests, the Company will issue a Material Fact stating whether or not the Conditions for Conversion are confirmed and containing the results of the Voluntary Conversion, if confirmed by the Conditions of Conversion.

Shareholders interested in participating in the Voluntary Conversion or Exchange Offer, as the case may be, should communicate their interest as far in advance as possible so as to make it possible for the shareholder to confirm with the custodian and / or depositary institution that your expression of interest was duly received prior to the end of the Conversion Period, and thus have the opportunity to remedy any procedural errors related to your request. It should be noted that the Company, custodian agents, depository institution and B3 will not make any independent analysis of the content of the information contained in the requests received, which will be the sole and exclusive responsibility of each shareholder.

Within two (2) business days of the date of disclosure of the result of the Voluntary Conversion, that is, August 15, 2017, class “A” preferred shares whose holders have joined the Voluntary Conversion will be converted into common shares and credited to the custody accounts of the requesting shareholders held in B3 or with Bradesco (“Conversion Date”). The availability for trading of the new common shares and ADS’s may vary according to the internal procedures of each custodian agent.

The new common shares issued as a result of the Voluntary Conversion will be entitled to the full receipt of dividends and / or interest on equity that will be declared by the Company as of the Conversion Date, and to all other rights and benefits conferred on the holders of common shares issued by the Company from then on, under equal conditions to common shares issued by the company.

Up to the end of the Conversion Period, a shareholder who has requested the conversion of their class “A” preferred shares may request cancellation of their interest in the conversion, following the procedures established by B3. After the end of the Conversion

Period, the request for conversion of class “A” preferred shares shall constitute a manifestation of irrevocable and irreversible will on the part of the requesting shareholder to authorize the conversion, in the terms described above, of class “A” preferred shares and the issuing of the corresponding common shares into the shareholder’s deposit account. The class “A” preferred shares that are the subject of the Conversion request will be blocked for trading.

Fractions of common shares resulting from the Voluntary Conversion will be grouped into whole numbers of common shares and sold at auctions that will be held in due course at B3, with net proceeds from sale (after deduction of applicable fees and expenses, including selling commissions) reverted to the holders of the fractions in proportion to the fractions held by them at the date of the grouping of the shares.

The Depositary will attempt to sell on the NYSE the total fractional number of Common Vale ADS’s that the investor is entitled to receive based on net proceeds (after deduction of applicable fees, taxes and charges, including commission fees) arising from any sale of the total fractional number of Vale ADS’s.

The Company will keep its shareholders and the market in general informed of any new material information regarding the matters discussed in this Notice to Shareholders.

Rio de Janeiro, June 27, 2017.

Luciano Siani Pires

Executive Director for Investor Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 27, 2017		Director of Investor Relations